DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


04006292

January 26, 2004

Garrett L. Stackman
Corporate Counsel
Wyeth
Five Giralda Farms
Madison NJ 07940

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-26-2004

Re: Wyeth
Incoming letter dated December 23, 2003

Dear Mr. Stackman:

This is in response to your letter dated December 23, 2003 concerning a shareholder proposal submitted to Wyeth by The Sisters of Charity of Saint Elizabeth. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sister Rosemary Moynihan, SC
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

5/87

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660-5835 tel
973 660-7155 fax
stackmg@wyeth.com

Wyeth

December 23, 2003

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Regarding Access to and Affordability of Prescription Drugs

Dear Sir or Madam:

Wyeth (the "Company") has received for inclusion in the proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") a shareholder proposal (the "Proposal") from one proponent (the "Proponent") who was later joined by several supporters (the "Proponent Supporters") submitting proposals that are identical to the Proposal seeking "to increase access to & affordability of prescription drugs." A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(1) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Proposal is not stated in a proper manner under Delaware law.

Under Rule 14a-8(i)(1), the Company is permitted to exclude a proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) points out that proposals may not be proper under state law "if they would be binding on the company if approved by shareholders." The Staff has consistently found that binding proposals are excludable, unless amended by the proponent to make them precatory. *See, e.g.*, Phillips Petroleum Company (March 13, 2002); PPL Corporation (February 19, 2002); PSB Holdings, Inc. (January 23, 2002); Columbia Gas System, Inc. (January 16, 1996).

The Company is incorporated in the State of Delaware and the Proposal concerns a matter that, under Delaware law, is not a proper subject for stockholder action in its current form. Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests management of the business and affairs of a corporation in its board of directors, except as otherwise provided in the DGCL or the corporation's



certificate of incorporation. Neither the DGCL nor the Company's Amended and Restated Certificate of Incorporation, restrict the Company's Board of Directors in any way relevant to the requirements of the Proposal. The Proposal is not stated as a recommendation or request but rather would direct the Company to take certain action. As such, the Proposal would require the Company to take actions that Delaware law reserves for the judgment and discretion of the Company's Board of Directors. Accordingly, the Proposals are excludable pursuant to Rule 14a-8(i)(1).

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2004 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2004 Annual Meeting on or about March 18, 2004.

A copy of this letter and enclosures is being mailed to the Proponent and each of the Proponent Supporters.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annex. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,

Garrett L. Stackman

Encl.

cc: The Sisters of Charity of Saint Elizabeth (Proponent)
Camilla Madden Charitable Trust (Proponent Supporter)
Trinity Health (Proponent Supporter)
Congregation of the Sisters of Charity of the Incarnate Word (Proponent Supporter)
The Sisters of Saint Joseph (Proponent Supporter)
Christus Health (Proponent Supporter)
Catholic Health Initiatives (Proponent Supporter)
The American Baptist Home Mission Society of The American Baptist Churches, USA (Proponent Supporter)

Eileen M. Lach, Corporate Secretary

Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

<u>**Annex A**</u>

October 30, 2003

ROBERT ESSNER
NOV - 3 2003

Mr. Robert Essner
President and CEO
Wyeth, Inc.
5 Giralda Farms
Madison, New Jersey 07940

Dear Mr. Essner,

The Sisters of Charity of Saint Elizabeth believe that access to life enhancing and sustaining pharmaceutical drugs is a human right. We are particularly concerned that the prohibitive cost of these drugs has prevented tens of millions of Americans who are uninsured or underinsured from accessing them. This is a critical social justice issue in our day. One aspect of the high cost of these drugs is related to marketing and advertising including incentives for health professionals. Therefore, the Sisters of Charity request the Board of Directors to provide a report to shareholders on how our company will respond to rising regulatory, legislative and public pressure to increase access to needed prescription drugs as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are members of the Interfaith Center on Corporate Responsibility (ICCR), an association of over 275 religious investors who are committed to addressing social issues as shareholders. The Sisters of Charity are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain share through the annual meeting.

I have been authorized by the Sisters of Charity of Saint Elizabeth to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

We welcome dialogue on this important issue.

Sincerely,

Sister Rosemary Moynihan

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility


SISTERS OF CHARITY OF SAINT ELIZABETH
GOD IS CHARITY
MDCCCLIX
NEW JERSEY

GENERAL COUNCILOR
RMOYNIHANSC@AOL.COM

P 973.290.5403
F 973.290.5335
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

PRESSURES TO INCREASE ACCESS TO & AFFORDABILITY OF PRESCRIPTION DRUGS

Be It Resolved: That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs.

Supporting Statement:

The pharmaceutical industry faces a number of long-term challenges that threaten our Company's viability and could adversely affect shareholder value.

"The pharmaceutical industry and its legal representatives are now beset by a torrent of suits alleging fraud and predatory pricing, demands for more stringent regulation, and investigation of longstanding practices in patenting, promoting and producing drugs." *(Drug Wars,* American Bar Association Journal, December 2002).

The pharmaceutical industry "depends heavily on public trust" and is particularly vulnerable in times of crisis and/or controversy, according to Rating Research LLC. (*Reputation Strength Rating*, Rating Research LLC, June 2003).

Only 13% of people "normally believe a statement by a pharmaceutical company." (*Attitudes to Government Regulation Vary Greatly For Different Industries*, Harris Interactive, 2 April 2003).

57% of Americans think our industry "should be more regulated by government." Only 7% responded they preferred less regulation. (*Attitudes to Government Regulation Vary Greatly For Different Industries*, Harris Interactive, 2 April 2003).

In an annual survey conducted by the Kaiser Commission on Medicaid and the Uninsured, nearly all states reported taking action to rein in prescription drug costs in the past year (*Rising Costs Prompt States to Reduce Medicaid Further*, NY Times, 23 September 2003)

Given the social and political pressures to resolve the issue of accessibility and affordability of healthcare in the US, we believe the directors of our company have a duty to inform shareholders of the steps taken to address the challenges confronting our industry: negative public perceptions, legal actions at state and federal levels on prescription access and anti-trust issues, law suits alleging antitrust and consumer fraud violations.


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

October 30, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in the Wyeth Corporation, have asked to be included in the 2003 proxy statement.

Also, enclosed is a copy of the cover letter to Mr. Robert Essner, President and CEO of the Wyeth Corporation.

Sincerely,

Sister Rosemary Moynihan

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility


SISTERS OF CHARITY OF SAINT ELIZABETH
GOD IS CHARITY
MDCCCLIX
NEW JERSEY

GENERAL COUNCILOR
RMOYNIHANSC@AOL.COM

P 973.290.5403
F 973.290.5335
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 23, 2003

The proposal seeks a report on the company's response to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs.

There appears to be some basis for your view that Wyeth may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Wyeth with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wyeth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,



Keir D. Gumbs
Special Counsel